N:\DOCS\57415\000\4951003A.330

                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934



                        M.G.Products, Inc.
                        (Name of Issuer)

                   Common Stock, No Par Value
                 (Title of Class of Securities)

                        55301K 10 5
                         (CUSIP Number)

                                        Copy to:
     M.G. Products, Inc.                Gilbert E. Haakh, Esq.
     8154 Bracken Creek                 Kindel & Anderson L.L.P.
     San Antonio, Texas 78266-2143      555 S.Flower Street
     Attn:       Ishmael D. Garcia           29th Floor
     (210) 651-5188                     Los Angeles, CA. 90017
                                        (213) 688-2554

(Name, Address and Telephone Number of Person Authorized to  Receive
 Notices and Communications

                              September 30, 1996
     (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          SCHEDULE 13D

CUSIP NO.  55301K 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EXPORTADORA CABRERA, S.A. DE C.V.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)X
                                                           (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS

          NOT APPLICABLE
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          MEXICO
               7    SOLE VOTING POWER
NUMBER OF            7,245,144
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        NONE
OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                7,245,144
REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH
                    NONE
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              7,245,144
12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              51.00%
14   TYPE OF REPORTING PERSON
              I.N.




                          SCHEDULE 13D

CUSIP NO.  55301K 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JUAN PABLO CABRERA
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                           (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS

          NOT APPLICABLE
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

MR. CABRERA IS A MEXICAN CITIZEN
               7    SOLE VOTING POWER
NUMBER OF            30,770
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        NONE
OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                30,770
REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH
                    NONE
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              30,770
12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        LESS THAN 1%
14   TYPE OF REPORTING PERSON
              I.N.



                          SCHEDULE 13D

CUSIP NO.  55301K 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MICHAEL FARRAH
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                           (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS

          NOT APPLICABLE
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MR. FARRAH IS A U.S. CITIZEN
               7    SOLE VOTING POWER
NUMBER OF            883,557
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        NONE
OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                883,557
REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH
                    NONE
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              883,557
12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.22%
14   TYPE OF REPORTING PERSON
              I.N.



                          SCHEDULE 13D

CUSIP NO.  55301K 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MICHAEL PATRICK FARRAH TRUST
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                           (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS

          NOT APPLICABLE
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR (e)                              "

6    CITIZENSHIP OR PLACE OF ORGANIZATION

THIS IS AS YET AN UNFUNDED REVOCABLE INTERVIVOS TRUST GOVERNED BY
THE LAWS OF TEXAS
               7    SOLE VOTING POWER
NUMBER OF            0
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        NONE
OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                0
REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH
                    NONE
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
14   TYPE OF REPORTING PERSON
              I.N.



                          SCHEDULE 13D

CUSIP NO.  55301K 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SHANNON ANN FARRAH
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                           (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS

          NOT APPLICABLE
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR (e)                              "

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MS. FARRAH IS A U.S. CITIZEN
               7    SOLE VOTING POWER
NUMBER OF            100,000
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        NONE
OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                100,000
REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH
                    NONE
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       100,000
12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        LESS THAN 1%
14   TYPE OF REPORTING PERSON
              I.N.


                          SCHEDULE 13D

CUSIP NO.  55301K 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE SHANNON ANN FARRAH TRUST
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                           (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS

          NOT APPLICABLE
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR (e)                              "

6    CITIZENSHIP OR PLACE OF ORGANIZATION

THIS IRREVOCABLE TRUST IS GOVERNED BY THE LAWS OF CALIFORNIA
               7    SOLE VOTING POWER
NUMBER OF            779,547
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        NONE
OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                779,547
REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH
                    NONE
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       779,547
12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11)  EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.49%
14   TYPE OF REPORTING PERSON
              I.N.



                          SCHEDULE 13D

CUSIP NO.  55301K 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE 1996 MICHAEL P. FARRAH TRUST
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                           (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS

          NOT APPLICABLE
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR (e)                              "

6    CITIZENSHIP OR PLACE OF ORGANIZATION

THIS IRREVOCABLE TRUST IS GOVERNED BY THE LAWS OF CALIFORNIA
               7    SOLE VOTING POWER
NUMBER OF            939,930
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        NONE
OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                939,930
REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH
                    NONE
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       939,930
12  CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN  ROW  (11)  EXCLUDES
     CERTAIN
     SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.62%
14   TYPE OF REPORTING PERSON
              I.N.



                          SCHEDULE 13D

CUSIP NO.  55301K 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE 1996 SHANNON ANN FARRAH TRUST
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                           (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS

          NOT APPLICABLE
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR (e)                              "

6    CITIZENSHIP OR PLACE OF ORGANIZATION

THIS IRREVOCABLE TRUST IS GOVERNED BY THE LAWS OF CALIFORNIA
               7    SOLE VOTING POWER
NUMBER OF            939,931
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        NONE
OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                939,931
REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH
                    NONE
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       939,931
12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.62%
14   TYPE OF REPORTING PERSON
              I.N.






ITEM 1.   SECURITY AND ISSUER.

The  title  of  the  class  of equity securities  to  which  this
Schedule 13D relates is the common stock, no par value (the "M.G. common stock") of M.G. Products, Inc., a California corporation ("M.G."). The address of M.G.'s principal executive offices is 8154 Bracken Creek, San Antonio, Texas 78266-2143. M.G. is engaged in the manufacture and wholesale distribution of hanging and surface mounted decorative, fluorescent and recessed lighting fixtures sold nationally to major retailers.


ITEM 2.   IDENTITY AND BACKGROUND.

This Schedule 13D is filed on behalf of eight beneficial owners of M.G. common stock (each, a "Shareholder" and together, the "Shareholders"). All of the Shareholders except Mr. Juan Pablo Cabrera are signatories to the Shareholders' Agreement dated September 30, 1996 (the "Shareholders' Agreement") discussed below. Mr. Juan Pablo Cabrera joins in filing this Schedule 13D because he is a member of the Cabrera Group, discussed below.

Included as Appendix I is a list of the Shareholders with the following information with respect to each: (a) name; (b) business address; and (c) the number and percentage of M.G. common stock owned. Exportadora Cabrera, S.A. de C.V. ("Exportadora") is a subsidiary of Promotora El Gallo, S.A. de C.V. which has the same business address as Exportadora.

The principal occupations of the persons shown on Appendix I are as follows: Mr. Juan Pablo Cabrera is the President and Chief Executive Officer of Exportadora. Mr. Michael Farrah is Vice President of Manufacturing of an affiliate of M.G. Shannon Ann Farrah owns and operates S.A.F. Products, a manufacturer of lighting products.

The business addresses of the persons named in the preceding paragraph are shown in Appendix I.

During the past five years, none of the Shareholders (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 30, 1996, M.G. sold 3,642,076 shares (the "Shares") of its authorized but theretofore unissued no par value common stock to Exportadora, a major M.G. shareholder and creditor, pursuant to a Purchase Agreement dated as of September 30, 1996 between Exportadora and M.G.

The Shares were issued in cancellation of $2,003,141 of M.G.'s indebtedness to Exportadora. The $2,003,141 indebtedness was incurred in M.G.'s acceptance of cash advances and the purchase of goods and services from several subsidiaries of Exportadora. Immediately after the closing of the transaction, Exportadora owned 7,245,144 of the then outstanding 14,206,154 shares, being 51%. Exportadora purchased the Shares for investment.

Concurrent with the execution of the Purchase Agreement and as a condition to the sale of the Shares, M.G., Exportadora, Michael
P. Farrah, the Michael Patrick Farrah Trust, a recently created and as yet unfunded revocable inter-vivos trust, the Shannon Ann Farrah Trust, Shannon Ann Farrah, the 1996 Shannon Ann Farrah Trust and the 1996 Michael P. Farrah Trust (collectively hereinafter referred to as the "Participants") entered into a Shareholders' Agreement dated September 30, 1996.

The   execution  of  the  Shareholders'  Agreement  involved   no
consideration  requiring  the  use  of  funds  by  any   of   the
Participants.


ITEM 4.   PURPOSE OF TRANSACTION.

The Shareholders' Agreement was executed concurrently with the execution of the Purchase Agreement to induce M.G. to enter into the Purchase Agreement.

As a result of the provisions of the Shareholders' Agreement, the Participants may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act"). Pursuant to Rule 13d-4, the filing of this
Schedule 13D shall not be construed as an admission that any Participant is, for the purpose of Section 13(d) or 13(g) of the Exchange Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of M.G. common stock held by any other Participant.

The Participants have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) By reason of the relationships described in Item 4 above, the Participants may be deemed to constitute a "group" within the meaning of Rule 13d-5 of the Exchange Act. The aggregate number of shares of M.G. common stock beneficially owned by the Participants is 10,918,879 shares, equal to 76.86% of the outstanding shares of M.G. common stock on October 1, 1996.

      The  aggregate number and percentage of M.G.  common  stock beneficially owned by each Participant is set forth in the  cover
pages   herein  and  on  Appendix  I  and  such  information   is
incorporated herein by reference.

(b) The number of shares of M.G. common stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition by the Participants is set forth in the cover pages herein and such information is incorporated herein by reference.

(c) None of the Participants has effected any transactions in M.G. common stock during the past 60 days, except as follows:

     On   September  30,  1996,  Exportadora  purchased  the
     3,642,076 shares of M.G. common stock discussed in Item
     3.

     On September 29, 1996, the 1996 Michael P. Farrah Trust purchased 939,930 shares of M.G. common stock from Mr. Patrick Farrah at $ 7/8 per share. The purchase price was paid by the Trust's Promissory Note that is collateralized by such shares.

     On September 29, 1996, the 1996 Shannon Ann Farrah Trust purchased 939,931 shares of M.G. common stock from Mr. Patrick Farrah at $ 7/8 per share. The purchase price was paid by the Trust's Promissory Note that is collateralized by such shares.

     Mr.   Patrick  Farrah,  formerly  the  Chief  Executive
     Officer and a director of M.G., is the father of Michael Farrah and of Shannon Ann Farrah.

(d) The Participants know of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of M.G. common stock to be voted pursuant to the Shareholders' Agreement.

(e)  Not applicable.

ITEM 6.   CONTRACTS,     ARRANGEMENTS,     UNDERSTANDINGS,     OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Set forth below is a description of certain provisions of the Shareholders' Agreement. The description of the Shareholders' Agreement is qualified in its entirety by reference to the form of the Shareholders' Agreement which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

The Shareholders' Agreement contains restrictions against the transfer of shares of M.G. common stock by the Participants and grants Participants options and rights of first refusal to purchase shares from other Participants, under certain circumstances.

The Shareholders' Agreement also provides that for voting purposes the shares of the Participants will be pooled and then equally divided between two groups (the Farrah Group and the Exportadora Group) so as to achieve equal voting power between the two groups despite the fact that one group owns a greater number of shares than the other.

The Farrah Group consists of Michael P. Farrah, the Michael Patrick Farrah Trust, the 1996 Michael P. Farrah Trust, Shannon Ann Farrah, the 1996 Shannon Ann Farrah Trust, and the Shannon Ann Farrah Trust. Michael Farrah is the sole beneficiary of the independently trusteed 1996 Michael P. Farrah Trust, and of the Michael Patrick Farrah Trust, of which he is the trustee. Shannon Ann Farrah is the sole beneficiary of the independently trusteed Shannon Ann Farrah Trust and of the independently trusteed 1996 Shannon Ann Farrah Trust.

The Exportadora Group consists of Exportadora Cabrera, S.A. de C.V. and of Mr. Juan Pablo Cabrera. Mr. Juan Pablo Cabrera, who on September 30, 1996 owned 30,770 shares of M.G.'s common stock is a director of M.G. and its Chairman of the Board and Chief Executive Officer. Mr. Cabrera is also an officer of Rooster Products, Inc., the U.S. marketing and distribution subsidiary of Exportadora, based in San Antonio, Texas.

The  pooled shares will be voted for the Farrah Group by  Michael
P. Farrah and for the Cabrera Group by Alejandro Cabrera Robles, or their successors or assigns, pursuant to irrevocable proxies. Michael Farrah is Vice President of Manufacturing of an affiliate of M.G. and a Director of M.G. Mr. Alejandro Cabrera Robles is the Chairman of Exportadora, a Mexican holding company which he controls, based in Guadalajara, Mexico, is a director of M.G. and is the father of Juan Pablo Cabrera.

As shown in Appendix I, on October 1, 1996 the Farrah Group owned
3,642,965 shares and the Cabrera Group owned 7,275,914 shares of M.G. common stock.

The Shareholders' Agreement terminates on September 30, 1999 or earlier if sales or other dispositions by the Farrah Group or the Cabrera Group pursuant to the Shareholders' Agreement have resulted in such Group owning less than 50% of that Group's shares shown in the preceding paragraph.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1             Form   of  Shareholders'  Agreement   dated
               September 30, 1996 among M.G. Products, Inc. and each Participant listed on Appendix I - incorporated by reference to Exhibit 2 to M.G. Products, Inc.'s Report on Form 8-K dated October 8, 1996.




                           APPENDIX I

                                                    Percent of
            Shareholder                 No. of      Outstanding
         Name and Address               Shares        Shares
Exportadora Cabrera, SA de CV           7,245,144       51%
Paraiso 1750
Colonia del Fresno
Guadalajara, Jalisco
Mexico 44900

Juan Pablo Cabrera                         30,770         *
8154 Bracken Creek
San Antonio, Texas 78266-2143

Michael Farrah                            883,557       6.22%
8154 Bracken Creek
San Antonio, Texas 78266-2143

Michael Patrick Farrah Trust                    0         0
c/o Michael Farrah
8154 Bracken Creek
San Antonio, Texas 78266-2143

Shannon Ann Farrah                        100,000         *
11730 E. Lusitano Place
Tucson, Arizona 85748

The Shannon Ann Farrah Trust              779,547       5.49%
Edward C. Kliem, Jr., trustee
21671 Branta Circle
Huntington Beach, California 92646

The 1996 Michael P. Farrah Trust          939,930       6.62%
Barry R. Shreiar, trustee
4590 MacArthur Boulevard Suite 390
Newport Beach, California 92660

The 1996 Shannon Ann Farrah Trust         939,931       6.62%
Barry R. Shreiar, trustee
4590 MacArthur Boulevard Suite 390
Newport Beach, California 92660


*   Less than 1%




                           SIGNATURE


After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                              EXPORTADORA CABRERA, S.A. DE C.V.


                              By:  /s/ JUAN CARLOS RODRIGUEZ
                                   Juan Carlos Rodriguez
                                   Finance Director

                                   /s/ JUAN PABLO CABRERA
                                   Juan Pablo Cabrera

                                   /s/ MICHAEL FARRAH
                                   Michael Farrah

                              MICHAEL PATRICK FARRAH TRUST

                              By:  /s/ MICHAEL PATRICK FARRAH
                                   Michael Patrick Farrah


                                  /s/ SHANNON ANN FARRAH
                                   Shannon Ann Farrah

                              THE SHANNON ANN FARRAH TRUST

                              By:  /s/ EDWARD C. KLIEM, JR.
                                   Edward C. Kliem, Jr.,
                                   Trustee

                              THE 1996 MICHAEL P. FARRAH TRUST

                              By:  /s/ BARRY R. SHREIAR
                                   Barry R. Shreiar,
                                   Trustee

                              THE 1996 SHANNON ANN FARRAH TRUST

                              By:  /s/ BARRY R. SHREIAR
                                   Barry R. Shreiar,
                                   Trustee


Dated:  October 9, 1996


                         Exhibit Index


Exhibit


 1              Form  of  Shareholders' Agreement dated September
          30, 1996 among M.G. Products, Inc. and each Participant listed on Appendix I - incorporated by reference to
          Exhibit 2 to M.G. Products, Inc.'s Report on Form 8-K dated October 8, 1996.